Exhibit 99.1

Spark Networks SE Reports First Half 2020 Financial Results

- Revenue was $114.0 million (€103.4 million)

- Total Registrations increased 71%, Average Paying Subscribers increased 470,000 year-over-year

- Cash flow from operating activities more than doubled to €12.2 million

BERLIN, Aug. 27, 2020 /PRNewswire/ -- Spark Networks SE (NYSE American: LOV), one of the world's leading online dating platforms leveraging premium, complementary brands including Zoosk, EliteSingles, Jdate, Christian Mingle, eDarling, JSwipe, and SilverSingles, today reported first half 2020 financial results.

"I am pleased with our execution and performance in H1 2020," said Eric Eichmann, CEO of Spark Networks. "Our increased revenue and Adjusted EBITDA guidance reflects strong business momentum thanks to the delivery of meaningful marketing and product enhancements. We have seen an uptick in both engagement and average paying subscribers year-over-year, showing that our business is Covid-19 resilient and setting a good foundation for future growth."

"Earlier this month, we raised full-year 2020 revenue guidance to the range of $224 to $228 million (€190 to €193 million) and Adjusted EBITDA to the range of $34 to $36 million (€29 to €31 million)," added Bert Althaus, CFO of Spark Networks."

First Half 2020 Financial Results

*First half 2020 results represent the first full-period reporting to include newly acquired Zoosk's financials

  Revenue for the first half of 2020 was €103.4 million, an increase of €54.2 million from €49.2 million in the first half of 2019, and an increase of €3.5 million from €99.9 million in the second half of 2019. The significant increase in revenue is primarily attributable to the integration of Zoosk following the Spark Networks / Zoosk Merger in July 2019.
  Net Loss was €0.4 million in the first half of 2020, an improvement of €4.5 million compared to Net Loss of €4.9 million in the first half of 2019, and an improvement of €9.9 million compared to Net Loss of €10.3 million in the second half of 2019. The year over year improvement in Net Loss was primarily due to increases in revenue and contribution driven by the addition of Zoosk. The improvement in Net Loss in the first half of 2020 compared to the second half of 2019 was primarily attributable to an increase in contribution driven by a decrease in direct marketing spend in the North America and International segments, and a decrease in operating expenses primarily related to lower personnel and overhead costs for Zoosk.
  Adjusted EBITDA was €17.1 million in the first half of 2020, an increase of €13.3 million compared to €3.8 million in the first half of 2019, and an increase of €12.8 million compared to €4.3 million in the second half of 2019.
  The Company ended the first half of 2020 with €12.0 million in cash and €88.8 million in debt.

Key Performance Indicators

  Average Paying Subscribers increased to 915 thousand in the first half of 2020, compared to 445 thousand in the same period of 2019.
  Monthly Average Revenue Per User, or Monthly ARPU, increased to €18.85 in the first half of 2020, compared to €18.44 in the same period of 2019, due to an increasing share of revenue in North America.

Financial Outlook

  Due to increased user engagement and a better than anticipated response to shelter-in-place restrictions, management expects to deliver 2020 annual revenue of $224 to $228 million (€190 to €193 million) and Adjusted EBITDA of $34 to $36 million (€29 to €31 million).
  For the second half 2020, the Company expects to achieve revenue of $110 to $114 million (€87 to €90 million) and Adjusted EBITDA of $16 to $18 million (€12 to €14 million).

Key Metrics - Half Year

	Six months ended			Growth Rates %
	6/30/2020	12/31/2019	6/30/2019	1st Half 2020 vs.
	1st Half 2020	2nd Half 2019	1st Half 2019	2nd Half 2019	1st Half 2019
Revenue	€103.4 Million	€99.9 Million	€49.2 Million	3.5%	110.1%
Contribution[1]	€51.9 Million	€43.2 Million	€20.4 Million	20.2%	155.0%
Net loss	€(0.4) Million	€(10.3) Million	€(4.9) Million	(96.0)%	(91.5)%
Adjusted EBITDA[2]	€17.1 Million	€4.3 Million	€3.8 Million	292.9%	345.3%
Cash Balance	€12.0 Million	€15.5 Million	€12.5 Million	(22.6)%	(4.1)%
Total Registrations[3]	7,668,580	8,229,976	4,488,104	(6.8)%	70.9%
Avg. Paying Subs[4]	914,798	1,017,321	444,857	(10.1)%	105.6%
Monthly ARPU[5]	€18.85	€16.37	€18.44	15.1%	2.2%

SPARK NETWORKS SE
SEGMENT[6] RESULTS FROM OPERATIONS
(Revenue, Direct Marketing and Contribution figures in € thousands)

	Six Months Ended			Growth Rates %
	6/30/2020	12/31/2019	6/30/2019	1st Half 2020 vs.
	1st Half 2020	2nd Half 2019	1st Half 2019	2nd Half 2019	1st Half 2019
# of Registrations
North America	5,177,620	5,283,710	2,224,249	(2.0)%	132.8%
International	2,490,960	2,946,266	2,263,855	(15.5)%	10.0%
Total # of Registrations	7,668,580	8,229,976	4,488,104	(6.8)%	70.9%

Average Paying Subscribers
North America	600,126	665,023	185,364	(9.8)%	223.8%
International	314,672	352,298	259,493	(10.7)%	21.3%
Total Average Paying Subscribers	914,798	1,017,321	444,857	(10.1)%	105.6%

Monthly ARPU
North America	€21.07	€17.53	€23.88	20.2%	(11.8)%
International	€14.61	€14.18	€14.56	3.0%	0.3%
Total Monthly ARPU	€18.85	€16.37	€18.44	15.1%	2.2%

Total Net Revenue
North America	€75,857	€69,947	€26,561	8.4%	185.6%
International	€27,583	€29,970	€22,663	(8.0)%	21.7%
Total Net Revenue	€103,440	€99,917	€49,224	3.5%	110.1%

Direct Marketing
North America	€39,946	€42,132	€16,160	(5.2)%	147.2%
International	€11,582	€14,586	€12,706	(20.6)%	(8.8)%
Total Direct Marketing	€51,528	€56,718	€28,866	(9.2)%	78.5%

Contribution
North America	€35,911	€27,815	€10,401	29.1%	245.3%
International	€16,001	€15,384	€9,957	4.0%	60.7%
Total Contribution	€51,912	€43,199	€20,358	20.2%	155.0%

SPARK NETWORKS SE
UNAUDITED PRO FORMA FINANCIAL INFORMATION
(in € thousands)

	Six months ended June 30,
(in € thousands)	2020 (actual)	2019 (pro forma)
Revenue(7)	103,440	119,815
Net loss(7)	(412)	(4,422)

The following table presents certain selected information and Adjusted EBITDA(2) for the unaudited pro forma periods presented:

	Six months ended June 30,
(in € thousands)	2020 (actual)	2019 (pro forma)
Net loss(7)	(412)	(4,422)
Net finance expenses	6,219	5,741
Income tax expense	2,458	421
Depreciation and amortization	5,100	5,829
Impairment of intangible assets and goodwill	—	3
Share-based compensation expense	2,125	3,045
Acquisition costs and other	1,580	267
Adjusted EBITDA(2)	17,070	10,884

	Six months ended June 30,
Summary of acquisition costs and other (in € thousands)	2020 (actual)	2019 (pro forma)
Project consultant costs	—	194
Merger integration costs	39	—
Other employee payments	939	27
Severance costs	602	46
Total adjustments	1,580	267

Investor Conference Call

Spark Networks will discuss its financial results during a live teleconference today at 8:00 a.m. Eastern time.

Toll-Free (United States):	1-877-705-6003
Toll-Free (Germany):	0-800-182-0040
International:	1-201-493-6725

In addition, Spark Networks will host a webcast of the call which will be accessible in the Investor Relations section of the Company's website at https://investor.spark.net/investor-relations/home.

A replay will begin approximately three hours after completion of the call and run until September 10, 2020.

Replay
Toll-Free (United States):	1-844-512-2921
International:	1-412-317-6671
Passcode:	13707517

Foreign Currency Exchange Rate:
Euro guidance referenced in this release applied a Euro to USD conversion rate of 1-1.18, which reflects the conversion rate as of August 20, 2020. This disclosure relates to amounts within the financial outlook only. This is not the conversion rate applied to actual results.

Safe Harbor Statement:
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, statements involving known and unknown risks, uncertainties, and other factors that may cause Spark Networks' performance or achievements to be materially different from those of any expected future results, performance, or achievements. These statements include statements regarding Spark Networks' strong business momentum, Spark Networks' financial outlook and guidance for the second half and full year 2020, including with respect to Adjusted EBITDA and revenue, the impact of Covid-19 on Spark Networks' business and the Company's foundation for future growth.

Any statements in this press release that are not statements of historical fact may be considered to be forward-looking statements. Written words, such as "believes," "hopes," "intends," "estimates," "expects," "projects," "plans," "anticipates," and variations thereof, or the use of future tense, identify forward-looking statements. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the near future. There are a number of factors that could cause actual results and developments to differ materially, including, but not limited to, the risk that the benefits from the acquisition of Zoosk, Inc. may not be fully realized or may take longer to realize than expected; risks related to the degree of competition in the markets in which Spark Networks operates; risks related to the ability of Spark Networks to retain and hire key personnel, operating results and business generally; the timing and market acceptance of new products introduced by Spark Networks' competitors; Spark Networks' ability to identify potential acquisitions; Spark Networks' ability to comply with new and evolving regulations relating to data protection and data privacy; general competition and price measures in the market place; risks related to the duration and severity of Covid-19 and its impact on Spark Networks' business; and general economic conditions. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" in Spark Networks' Annual Report on Form 20-F for the year ended December 31, 2019 and in other sections of Spark Networks' filings with the Securities and Exchange Commission ("SEC"), and in Spark Networks' other current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Spark Networks SE:

Spark Networks SE is America's second largest dating company, listed on the New York Stock Exchange American under the ticker symbol "LOV," with headquarters in Berlin, Germany, and offices in New York and Utah. The Company's widening portfolio of premium and freemium dating apps include Zoosk, EliteSingles, Jdate, Christian Mingle, eDarling, JSwipe and SilverSingles, among others. Spark Networks SE in its current form is the result of the merger between Affinitas GmbH and Spark Networks, Inc. in 2017 and the addition of Zoosk, Inc. in 2019. Spark has approximately one million monthly paying subscribers globally.

For More Information

Investors:
Christopher Camarra
Vice President of Investor Relations
christopher.camarra@spark.net

1 Contribution is defined as revenue, net of refunds and credit card chargebacks, less direct marketing. Direct Marketing is defined as online and offline advertising spend, and is included within Cost of Revenue within Spark Networks' Consolidated Statements of Operations and Comprehensive Income/(Loss).

2 Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is our net income/(loss) for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance. This includes: (i) items such as share-based compensation, asset impairments, gains or losses on foreign currency transactions and interest expense, and (ii) items related to acquisitions or other costs that are non-recurring, infrequent, or unusual in nature including transaction and advisory fees, merger integration costs, other employee payments, and severance. Adjusted EBITDA should not be construed as a substitute for net income/(loss) (as determined in accordance with IFRS) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by IFRS. A reconciliation of the Adjusted EBITDA for the six months ended June 30, 2020, December 31, 2019, and June 30, 2019 can be found in the table below.

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, share-based compensation, impairment of intangible assets and goodwill, and acquisition or other costs.

Statements regarding our expectations as to the second half and full-year 2020 Adjusted EBITDA do not include certain charges and costs. The adjustments to EBITDA in future periods are generally expected to be similar to the kinds of charges and costs excluded from Adjusted EBITDA in prior periods, including (i) items such as share-based compensation, asset impairments, gains or losses on foreign currency transactions and interest expense, and (ii) items related to acquisitions or other costs that are non-recurring, infrequent, or unusual in nature including transaction and advisory fees, merger integration costs, other employee payments, and severance. The exclusion of these charges and costs in future periods will have a significant impact on our Adjusted EBITDA. We are not able to provide a reconciliation of our non-IFRS financial guidance to the corresponding IFRS measures without unreasonable effort because of the uncertainty and variability of the nature and amount of these future charges and costs.

3 Total registrations are defined as the total number of new members registering to the platforms with their email address. Those include members who enter into premium subscriptions and free memberships.

4 Paying subscribers are defined as individuals who have paid a monthly fee for access to premium services, which include, among others, unlimited communication with other registered users, access to user profile pictures and enhanced search functionality. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and the end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.

5 Monthly Average Revenue Per User, or Monthly ARPU, represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.

6 In accordance with segment reporting guidance, Spark Networks' financial reporting includes detailed data on two separate operating segments. The North America segment consists of operations in the United States and Canada, and the International segment consists of all other operations except for the United States and Canada.

7 The unaudited pro forma financial information in the table below presents the combined results of the Company and Zoosk as if the Spark Networks / Zoosk Merger had occurred on January 1, 2019. The unaudited pro forma financial information includes adjustments required under the acquisition method of accounting but excludes certain costs and charges that are deemed to be non-recurring in nature. This presentation is for informational purposes only and is not necessarily indicative of the results that would have been achieved had the acquisition actually occurred on January 1, 2019 or in future periods.

SPARK NETWORKS SE
CONSOLIDATED BALANCE SHEETS
(in € thousands)

	June 30, 2020 (unaudited)	December 31, 2019
ASSETS
Non-current assets	299,563	304,322
Intangible assets and goodwill	276,157	278,862
Internally generated software	6,341	5,040
Licenses and domains	132	160
Brands and trademarks	101,791	101,523
Purchased software	12	94
Intangible assets under development	2,023	3,159
Other intangible assets	7,129	10,658
Goodwill	158,729	158,228
Property, plant and equipment	1,819	2,317
Leasehold improvements	39	69
Other and office equipment	1,209	1,445
Right-of-use assets	571	803
Other non-current financial assets	6,357	7,040
Other non-current non-financial assets	220	251
Non-current income tax assets	86	85
Deferred tax assets	14,924	15,767
Current assets	26,737	27,720
Current trade and other receivables	14,212	11,911
Trade receivables	8,243	5,808
Other current financial assets	2,967	3,218
Other assets	3,002	2,885
Current income tax assets	566	359
Cash and cash equivalents	11,959	15,450
TOTAL ASSETS	326,300	332,042
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity	144,352	142,120
Subscribed capital	2,662	2,662
Capital reserves	183,349	183,349
Share-based payment reserve	8,156	6,031
Accumulated deficit	(54,729)	(54,317)
Accumulated other comprehensive income	4,914	4,395
Non-current liabilities	89,421	96,275
Non-current borrowings	78,126	85,157
Other non-current provisions	17	17
Other non-current financial liabilities	6,297	7,167
Deferred tax liabilities	4,099	3,054
Non-current income tax liabilities	879	876
Non-current contract liabilities	3	4
Current liabilities	92,527	93,647
Current borrowings	10,717	10,682
Other current provisions	2,322	2,047
Current trade and other payables	40,615	43,263
Trade payables	22,433	25,873
Other current financial liabilities	13,322	14,429
Other liabilities	4,860	2,961
Current income tax liabilities	1,357	815
Current contract liabilities	37,516	36,840
Total liabilities	181,948	189,922
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	326,300	332,042

SPARK NETWORKS SE
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(unaudited, in € thousands, except per share data)

	Six Months Ended
	6/30/2020	12/31/2019	6/30/2019

Revenue	103,440	99,917	49,224
Cost of revenue	(63,483)	(70,001)	(33,301)
Gross profit	39,957	29,916	15,923
Other income	182	1,558	—
Other operating expenses	(31,874)	(36,934)	(20,277)
Sales and marketing expenses	(2,126)	(3,382)	(2,726)
Customer service expenses	(3,492)	(4,537)	(2,293)
Technical operations and development expenses	(11,652)	(15,279)	(4,154)
General and administrative expenses	(14,604)	(13,736)	(11,104)
Operating income/(loss)	8,265	(5,460)	(4,354)
Finance income	1,399	3,813	423
Finance costs	(7,618)	(12,644)	(542)
Net finance expenses	(6,219)	(8,831)	(119)
Income/(loss) before taxes	2,046	(14,291)	(4,473)
Income tax (expense)/benefit	(2,458)	3,991	(401)
Net loss	(412)	(10,300)	(4,874)
Other comprehensive income	519	3,661	—
Total comprehensive income/(loss)	107	(6,639)	(4,874)
Loss per share
Basic loss per share (€)	(0.16)	(3.90)	(3.75)
Diluted loss per share (€)	(0.16)	(3.90)	(3.75)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(412)	(10,300)	(4,874)
Net finance expenses	6,219	8,831	119
Income tax expense/(benefit)	2,458	(3,991)	401
Depreciation and amortization	5,100	6,043	1,653
Impairment of intangible assets and goodwill	—	703	—
Share-based compensation expense	2,125	260	2,075
Acquisition costs and other	1,580	2,799	4,459
Adjusted EBITDA(2)	17,070	4,345	3,833

Summary of acquisition costs and other:
Gain realized upon sublease commencement	—	(1,259)	—
Transaction and advisory fees	—	348	4,413
Merger integration costs	39	493	—
Other employee payments	939	2,052	—
Severance costs	602	1,165	46
Total adjustments	1,580	2,799	4,459